UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended March 31,
	NOTE	2026	2025
Revenue	19	40,440	40,635
Cost of sales		(6,088)	(2,246)
Gross profit		34,352	38,389
Sales and marketing expenses	20	(16,190)	(15,163)
Technology expenses	20	(6,658)	(5,193)
General and administrative expenses	20	(8,156)	(7,675)
Movements in credit losses allowance and write-offs	4	(82)	(329)
Operating profit		3,266	10,029
Finance income	21	438	3,894
Finance expenses	21	(3,652)	(2,974)
Income before tax		52	10,949
Income tax (charge) credit	23	(1,227)	287
Net (loss) income for the period attributable to shareholders		(1,175)	11,236
Other comprehensive (loss) income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies		(1,243)	1,409
Cash flow hedge - effective portion of changes in fair value	4	1,707	—
Cash flow hedges - reclassified to profit or loss	4	(1,704)	—
Other comprehensive (loss) income for the period, net of tax		(1,240)	1,409
Total comprehensive (loss) income for the period attributable to the shareholders		(2,415)	12,645
Net (loss) income per share attributable to shareholders, basic	22	(0.03)	0.32
Net (loss) income per share attributable to shareholders, diluted	22	(0.03)	0.31
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	MARCH 31, 2026	DECEMBER 31, 2025
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	2,110	2,216
Right-of-use assets	7	3,826	4,207
Intangible assets	8	241,444	245,681
Other non-current asset		360	360
Deferred tax asset	18	4,751	4,906
Total non-current assets		252,491	257,370
Current assets
Current tax asset	23	1,347	—
Trade and other receivables	9	28,404	26,487
Cash and cash equivalents	10	8,412	15,814
Total current assets		38,163	42,301
Total assets		290,654	299,671
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	92,689	90,763
Treasury shares	11	(35,576)	(35,576)
Share-based compensation reserve	13	15,131	15,450
Foreign exchange translation deficit		(6,468)	(5,225)
Hedging reserve	4	139	136
Retained earnings		41,232	42,407
Total equity		107,147	107,955
Non-current liabilities
Lease liability	7	3,269	3,582
Deferred consideration	16	35,592	34,929
Deferred tax liability	18	7,114	6,222
Contingent consideration	5	126	126
Borrowings	15	106,445	108,623
Derivative financial instrument	4	335	2,075
Other payables	17	1,421	1,120
Total non-current liabilities		154,302	156,677
Current liabilities
Trade and other payables	17	10,715	13,477
Deferred income	19	5,875	5,100
Deferred consideration	16	1,092	4,924
Borrowings and accrued interest	15	10,059	10,013
Lease liability	7	1,133	1,205
Income tax payable	23	331	320
Total current liabilities		29,205	35,039
Total liabilities		183,507	191,716
Total equity and liabilities		290,654	299,671
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	HEDGING RESERVE	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2026		—	90,763	(35,576)	15,450	(5,225)	136	42,407	107,955
Transactions with owners of the company
Issue of ordinary shares, net of issuance costs	12, 13	—	1,830	—	(1,830)	—	—	—	—
Share-based payment expense	13, 14	—	—	—	1,607	—	—	—	1,607
Share options expired	12, 13, 14	—	96	—	(96)	—	—	—	—
Total transactions with owners of the company		—	1,926	—	(319)	—	—	—	1,607
Total comprehensive loss
Net loss		—	—	—	—	—	—	(1,175)	(1,175)
Other comprehensive loss
Exchange differences on translating foreign currencies		—	—	—	—	(1,243)	—	—	(1,243)
Cash flow hedge - effective portion of changes in fair value (net of related tax)	4, 18	—	—	—	—	—	1,494	—	1,494
Hedging gains and losses transferred to profit or loss (net of related tax)	4, 18	—	—	—	—	—	(1,491)	—	(1,491)
Total other comprehensive loss		—	—	—	—	(1,243)	3	—	(1,240)
Total comprehensive loss		—	—	—	—	(1,243)	3	(1,175)	(2,415)
Balance at March 31, 2026		—	92,689	(35,576)	15,131	(6,468)	139	41,232	107,147

Balance at January 1, 2025		—	78,037	(29,998)	10,624	(10,812)	—	75,337	123,188
Transactions with owners of the company
Issue of ordinary shares, net of issuance costs	12, 13	—	10,808	—	(837)	—	—	—	9,971
Share-based payment expense	13, 14	—	—	—	1,430	—	—	—	1,430
Exercise of options	12, 13, 14	—	302	—	(98)	—	—	—	204
Share options expired	12, 13, 14	—	13	—	(13)	—	—	—	—
Total transactions with owners of the company		—	11,123	—	482	—	—	—	11,605
Total comprehensive income
Net income		—	—	—	—	—	—	11,236	11,236
Other comprehensive income
Exchange differences on translating foreign currencies		—	—	—	—	1,409	—	—	1,409
Total other comprehensive loss		—	—	—	—	1,409	—	—	1,409
Total comprehensive income		—	—	—	—	1,409	—	11,236	12,645
Balance at March 31, 2025		—	89,160	(29,998)	11,106	(9,403)	—	86,573	147,438
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Three Months Ended March 31,
	NOTE	2026	2025 (Restated)
Cash flows from operating activities
Income before tax		52	10,949
Income tax paid	23	(1,640)	(2,469)
Payment of transaction bonus	5	(2,365)	—
Payment of deferred consideration in relation to business combination	16	(2,173)	—
Adjustments for non-cash items:
Depreciation and amortization	20	3,816	3,776
Net finance expense (income)	21	3,080	(1,042)
Movements in credit loss allowance and write-offs	4	82	329
Share-based payment expense	14	1,563	1,409
Cash flows from operating activities before changes in working capital		2,415	12,952
Changes in working capital
Trade and other receivables		(2,286)	(2,207)
Trade and other payables		785	(2,653)
Cash flows generated by operating activities		914	8,092
Cash flows from investing activities
Acquisition of property and equipment	6	(86)	(311)
Capitalization of development costs	8	(1,313)	(827)
Acquisition of subsidiaries, net of cash acquired	5	—	(63,632)
Interest received from bank deposits	21	14	36
Payment of deferred consideration in relation to business combination	3, 16	(1,679)	(300)
Cash flows used in investing activities		(3,064)	(65,034)
Cash flows from financing activities
Exercise of options	12	—	588
Proceeds from borrowings	15	—	94,500
Transaction costs related to borrowings	15	—	(5,656)
Repayment of borrowings	15	(2,813)	(23,381)
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	2,813	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	1,042	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(2,840)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(768)	—
Interest payment attributable to third party borrowings	15	(2,098)	(1,730)
Principal paid on lease liability	7	(360)	(213)
Interest paid on lease liability	7	(81)	(74)
Cash flows (used in) generated from financing activities		(5,105)	64,034
Net movement in cash and cash equivalents		(7,255)	7,092
Cash and cash equivalents at the beginning of the period		15,814	13,729
Net foreign exchange differences on cash and cash equivalents		(147)	677
Cash and cash equivalents at the end of the period	10	8,412	21,498

Supplemental non-cash
Issue of ordinary shares for acquisitions	12	—	9,971

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company’s registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

The Company provides marketing and sports data services for the gambling industry.

Through its platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, the Company helps enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.

Through its sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Company powers enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

The Company has a workforce of more than 570 employees and primarily operates from our offices in Ireland and the United States.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards and IAS as issued by the IASB and Interpretations (collectively “IFRS Accounting Standards”) and should be read in conjunction with the fiscal year 2025 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, previously filed with the United States Securities and Exchange Commission on March 19, 2026 (“2025 audited consolidated financial statements”).
Subsequent to the issuance of its interim consolidated financial statements for the three months ended March 31, 2025, the Company identified an error in its presentation of income taxes paid in the Interim Consolidated Statement of Cash Flows (Unaudited) for the three months ended March 31, 2025 related to tax liabilities assumed as part of the acquisition of Odds Holdings, Inc. As of March 31, 2025, the Company incorrectly presented the tax payments as an investing cash flow as opposed to an operating cash flow. The effect of this error was an overstatement of operating cash flows of $3,323 and an understatement of investing cash flows of $3,323 for the three months ended March 31, 2025. The comparative figures for the three months ended March 31, 2025 presented in the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2026 have been restated to correct this classification error.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2025 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of March 31, 2026, its results of operations for the three months ended March 31, 2026 and 2025, and changes in equity and its cash flows for the three months ended March 31, 2026 and 2025. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ended December 31, 2026.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for (i) contingent consideration which is measured at fair value and is included in Level 3 of the fair value hierarchy (see Note 5) and (ii) the derivative financial instrument which is measured at fair value and is included in Level 2 of the fair value hierarchy (see Note 4).

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2026

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2026, and determined there was limited or no impact on the Group’s financial statements:
▪Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
▪Annual improvements volume 11
▪Amendments to the Classification and Measurement of Financial Instruments
Standards Issued but Not Yet Effective
There are a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2026, and therefore have not been adopted within these interim condensed consolidated financial statements. The Group is still in the process of assessing the impact of IFRS 18. The rest of the amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2026:
▪IFRS 18 Presentation and Disclosure in Financial Statements (effective as from January 1, 2027)
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
▪Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective as from January 1, 2027)
USE OF ESTIMATES AND JUDGMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgments that impact the application of accounting policies and reported amounts. The significant estimates and judgments made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2025 audited consolidated financial statements.

ACCOUNTING FOR BUSINESS COMBINATIONS

In accordance with IFRS 3, the Company allocates the cost of acquisition arising from business combinations to the identifiable assets acquired and liabilities assumed, measured at their fair values on the acquisition date. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss (see Note 5).

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s Chief Executive Officer (“CEO”). The CEO reviews the Group’s consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of March 31, 2026 and December 31, 2025, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of March 31, 2026	As of December 31, 2025
Ireland	127,453	130,934
United States	119,262	120,343
Other	1,025	1,187
	247,740	252,464

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Three Months Ended March 31,	(EUR per USD)
2026	0.87	0.85	0.85	0.84	0.87
2025	0.92	0.95	0.96	0.92	0.98

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT

The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors.

(A) Market Risk

(I) Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows to an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), U.S. dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations. Management identified an increased foreign exchange risk created by the USD-denominated Term Loan (see Note 15) in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into the Cross-Currency Interest Rate Swap (“CCIRS”) to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
As of March 31, 2026 and 2025, the Group’s exposure to foreign exchange risks was primarily through cash, borrowings and working capital balances held by its entities which have the Euro as the functional currency. Such balances included the following:

	As of March 31 2026,	As of March 31 2025,
USD-denominated net liabilities(1)	(67,084)	(90,252)
GBP-denominated net assets	2,551	5,230

(1) The balances do not include the effect of the cash flow hedge.

Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in the following gains or losses to the Group’s net (loss) income:

	Three months ended March 31,
	2026	2025
USD	6,780	9,116
GBP	350	621

Management believes that 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of March 31, 2026 arises from borrowings at variable rates (Note 15). The CCIRS minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.

(III) Market Risk Management through the CCIRS

Effective April 17, 2025, the Group entered into the CCIRS to:

•receive USD-SOFR + 2.60% interest and pay 4.567% fixed Euro interest; and

•receive USD principal repayments equal to principal repayments due under the term loan (see Note 15) and pay EUR principal repayments (fixed at the April 17, 2025 spot rate of EUR1.1357) on the last business days of each of March, June, September and December commencing June 30, 2025.

The amounts relating to the CCIRS designated as a cash flow hedge as of March 31, 2026 were as follows:

	As of March 31 2026,
	Nominal amount	Carrying Amount of Asset (Liability)	Line item in the Statement of Financial Position where the hedging instrument is included
CCIRS	63,750	(335)	Derivative Financial Instrument

	Three Months Ended March 31,
	2026	2025
Changes in the value of the hedging instrument recognized in OCI (net of related tax)	1,494	—
Hedge ineffectiveness recognized in profit or loss	30	—
Amount reclassified from hedging reserve to profit or loss (net of related tax)	(1,491)	—

The line item in profit or loss that includes hedge ineffectiveness is Finance expenses. The line item in profit or loss affected by the reclassification is Finance income - foreign exchange gain.

The valuation technique applied to determine the fair value of the CCIRS at the end of each reporting period is a discounted cash flow model wherein the future cash flows are estimated based on forward exchange rates and interest rates (from observable forward exchange rates and interest rates at the end of the reporting period), discounted at a rate that reflects the credit risk of the relevant party.

As of March 31, 2025, the Group did not hold any derivative financial instruments to hedge exposures to changes in foreign currency and interest rates.

(B) Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As of March 31, 2026	As of December 31, 2025
Trade and other receivables (excluding prepayments)	25,314	23,533
Cash and cash equivalents	8,412	15,814
	33,726	39,347
For the three months ended March 31, 2026 and 2025, no single customer generated at least 10% of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	As of March 31, 2026	As of December 31, 2025
1-30 days past due	5,920	4,896
31-60 days past due	3,369	2,906
61-90 days past due	1,948	1,212
More than 90 days past due	2,452	992
	13,689	10,006
The Company recognized a specific provision of $729 within the credit loss allowance on trade receivables as of March 31, 2026 (December 31, 2025: $680 and March 31, 2025: $734).

The activity in the credit loss allowance was as follows:

	Three Months Ended March 31,
	2026	2025
Balance at the beginning of the period	1,816	1,664
Movements in credit loss allowance	70	264
Write offs	(64)	(46)
Translation effect	(49)	89
Balance at the end of the period	1,773	1,971

For the three months ended March 31, 2026, the Company recorded net write-offs of receivables from customers of $12, representing amounts not previously specifically provided for, partially offset by collections of previously written off receivables from customers. For the three months ended March 31, 2025, the Company wrote off receivables from customers with a total value of $65; the balances were not previously specifically provided.

The Group actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

As cash and cash equivalents are held with reputable financial institutions, any credit risk is deemed to be immaterial.
(C) Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 15), amounts committed on acquisitions (Note 16) and trade and other payables (Note 17). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines (Note 15) to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Trade and other payables due in less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of March 31, 2026
Non-derivative financial instruments
Deferred consideration(1)	1,162	38,299	—	39,461
Contingent consideration(2)	—	—	149	149
Borrowings and interest(3)	19,435	116,814	—	136,249
Lease liability	1,394	1,324	2,309	5,027
Trade and other payables(4)	8,141	1,536	—	9,677
	30,132	157,973	2,458	190,563
Derivative financial instruments
Cross-currency interest rate swap used for hedging:
Outflow	14,107	55,248	—	69,355
Inflow	(15,014)	(55,224)	—	(70,238)
	(907)	24	—	(883)
As of December 31, 2025
Non-derivative financial instruments
Deferred consideration(1)	5,005	38,299	—	43,304
Contingent consideration(2)	—	—	149	149
Borrowings and interest(3)	19,629	18,842	102,730	141,201
Lease liability	1,494	1,428	2,573	5,495
Trade and other payables(4)	9,902	1,120	—	11,022
	36,030	59,689	105,452	201,171
Derivative financial instruments
Cross-currency interest rate swap used for hedging:
Outflow	14,566	14,035	46,047	74,648
Inflow	(15,208)	(14,421)	(44,469)	(74,098)
	(642)	(386)	1,578	550
(1) See Note 16 for settlement of the deferred consideration.
(2) See Note 5 for settlement of the contingent consideration.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued general expenses and other financial liabilities.
5. ACQUISITIONS

Acquisition of Spotlight.Vegas

On September 1, 2025, the Company’s wholly-owned subsidiary, GDC America, Inc., acquired 100% of the issued and outstanding equity interests of BGMD Holdings LLC (d/b/a Spotlight.Vegas), a Nevada limited liability company (“Spotlight.Vegas”) for consideration of (i) a cash payment of $8,000 (subject to adjustments for cash, working capital and indebtedness, among other things), plus (ii) an earnout payment of up to a maximum of $11,000 (the “Spotlight.Vegas First Earnout Consideration”), payable in April 2027 based on financial performance during 2026 and (iii) a second earnout payment of up to a maximum of $11,000 (the “Spotlight.Vegas Second Earnout Consideration”), payable in April 2028 based on financial performance during 2027 (the “Spotlight.Vegas Acquisition”). The Company has the option to pay up to 50% of each earnout payment in unregistered ordinary shares. During the year ended December 31, 2025, the cash paid net of cash acquired, working capital and indebtedness acquired and net of final purchase price adjustment released from Purchase Price Escrow and from previous shareholders in relation to the Spotlight.Vegas Acquisition, was $6,059.
The fair value of the contingent consideration as of September 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 12% - 14%, (ii) discount rates ranging from 8.91% - 8.96%, (iii) volatility of 44% as applied to forecasted performance conditions and (iv) market price of risk adjustment for EBITDA ranging from 16.7% - 18.2%.

At the end of each reporting period, the Company will remeasure the fair value of the Spotlight.Vegas Acquisition contingent consideration. The Group expects to incur gains or losses related to the change in fair value of the contingent consideration until December 31, 2027. The fair value of the contingent consideration as of December 31, 2025 utilized the following assumptions as part of the options approach methodology: (i) probability of obtaining the financial conditions ranging from 0% - 4%, (ii) discount rates ranging from 7.29% - 7.30%, (iii) volatility of 48.6% as applied to forecasted performance conditions and (iv) Market Price Risk of Adjustment for EBITDA ranging from 16.2% - 17.6%.

During the year ended December 31, 2025, the fair value gain on contingent consideration for Spotlight.Vegas Acquisition amounted to $778 and resulted in total contingent consideration balance of $126.

As of March 31, 2026, no remeasurement of the contingent consideration has been performed as the fair value was recently assessed as of December 31, 2025 and no significant changes in facts and circumstances have occurred since that date. As of March 31, 2026, the total contingent consideration balance of $126 is classified as non-current because it is payable on April 1, 2028.

Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform. The principal reason for the Spotlight.Vegas Acquisition was to expand into complementary marketing revenue streams.

The total acquisition-related costs of the Spotlight.Vegas Acquisition amounted to $556 in legal and consulting fees, which were included in general and administrative expenses during the year ended December 31, 2025. No acquisition-related costs were incurred for the three months ended March 31, 2026 and 2025.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of Spotlight.Vegas resulting in goodwill:

Purchase price consideration:
Cash paid	6,495
Contingent consideration, at fair value	904
Total acquisition consideration	7,399
Assets acquired:
Cash and cash equivalents	436
Other non-current asset	360
Domain names and related websites	1,550
Acquired technology	2,600
Trade and other receivables	40
Right-of-use assets	89
Total assets acquired	5,075
Liabilities assumed:
Trade and other payables	(1,738)
Borrowings	(393)
Other non-current liability	(206)
Lease liability	(89)
Total liabilities assumed	(2,426)
Total net assets	2,649
Goodwill	4,750
Total acquisition consideration	7,399

OddsJam Acquisition

On January 1, 2025, the Company consummated the acquisition (the “OddsJam Acquisition”) of 100% of the outstanding shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and, following the closing, operates as a wholly owned subsidiary of GDC America, Inc.

The principal reason for the OddsJam Acquisition was to accelerate the Company’s expansion in the United States and sports data services. The OH Shareholders received initial merger consideration of (i) $63,577 in cash (net of escrow amounts and adjustments for working capital and indebtedness, and net of final purchase price adjustment released from the Purchase Price Escrow) and (ii) 708,178 ordinary shares of the Company. The OH Shareholders may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth in contribution in fiscal 2026. In no event was the Company obligated to pay the OH Shareholders more than $80,000 in additional payments in the aggregate for the 2025 and 2026 earn out periods. If the 2025 performance amount was less than $40,000, then it was to be paid in full in April 2026. If the 2025 performance amount exceeds $40,000, then $40,000 was to be paid in April 2026 and the remainder was to be paid in April 2027. The 2026 performance amount was to be paid in full in April 2027. The Company had the option to pay up to 50% of each of the additional payments in ordinary shares.

Prior to the OddsJam Acquisition, Odds Holdings granted options to certain employees which would have vested in the ordinary course after the OddsJam Acquisition closing date but on or prior to December 31, 2026. These employees were eligible for a transaction bonus provided that they remain in employment until January 1, 2027 (collectively, the “Transaction Bonuses”). Such costs are being accrued for post-combination on a straight-line basis until the end of the service period (Note 20). During the three months ended March 31, 2026,

$2,365 of transaction bonuses were paid, which had been included within accrued bonuses as at December 31, 2025 (Note 17).

The total acquisition-related costs of the OddsJam Acquisition amounted to $2,867 in legal and consulting fees, which were included in general and administrative expenses, of which $925 were incurred for the year ended December 31, 2025 and $1,942 for the year ended December 31, 2024. Acquisition-related costs incurred for the three months ended March 31, 2026 and 2025 amounted to nil and $325, respectively.

In connection with the OddsJam Acquisition, certain acquired assets were transferred to other Group subsidiaries.

As of December 31, 2025, under the purchase price accounting, the Company recognized goodwill of $57,451, which was calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represented synergies from combining the Company’s and OddsJam’s operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the closing share price at December 31, 2024. The values assigned to the assets acquired and liabilities assumed were based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm.

The fair value of the contingent consideration as of January 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29% - 51%, (ii) discount rates ranging from 7.58% - 7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.1% - 14%.

During the three months ended March 31, 2025, there was no movement in the fair value of contingent consideration for the OddsJam Acquisition.

On December 19, 2025, the Company entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”) with the sellers of OddsJam which effectively terminates the earn-out period early and provides that the 2025 and 2026 performance amounts have been set at $40,000 each, subject to an early payment discount. As a result of the modification of contingent consideration effective December 19, 2025, the liability was presented as deferred consideration subsequently. The Company has the option, but not the obligation, to pay up to 70% of the 2026 performance amounts in ordinary shares. In connection with the Merger Agreement Amendment, the terms of the Transaction Bonuses were amended so that (i) the 2025 Transaction Bonus Amount (as defined in the OddsJam Merger Agreement) was paid in January 2026 together with 50% of the initial bonus pool, and (ii) the 2026 Transaction Bonus Amount together with the remaining amounts in the initial bonus pool is payable in the first payroll after April 1, 2027.

In December 2025, the Company settled the first payment of deferred consideration of $33,570 in cash.

In January 2026, the Group settled the remaining balance of $3,852 in cash to the sellers of OddsJam, representing the final portion of the 2025 performance amount. The payment was reflected in the Statement of Cash Flows partly within investing activities, being the original estimate of the fair value of $1,679, and partly within the operating activities, being the portion related to the fair value movement after the acquisition of $2,173.

Further details on the deferred consideration balance, including unwinding costs and cash settlements, are set out in Note 16.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of OddsJam resulting in goodwill:

Purchase price consideration:
Cash paid	63,577
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	24,771
Total acquisition consideration	98,319
Assets acquired:
Cash and cash equivalents	1,141
Trade and other receivables	1,091
Domain names and related websites	8,200
Customer base	26,100
Acquired technology and Software	23,500
Indemnification asset	792
Deferred tax	1,370
Other current assets	127
Total assets acquired	62,321
Liabilities assumed:
Accounts payable and accrued expenses	(882)
Deferred income	(1,502)
Income tax	(1,646)
Deferred tax	(14,845)
Other indirect tax	(792)
Other current liabilities	(1,786)
Total liabilities assumed	(21,453)
Total net assets	40,868
Goodwill	57,451
Total acquisition consideration	98,319
Included in the Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2026 is a corporate tax refund of $173, related to the pre-acquisition period.

Included in the Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2025 are payments of $1,607 and $1,716 for payroll taxes and corporate taxes, respectively, related to the pre-acquisition period.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2026	1,693	523	2,216
Additions	78	8	86
Depreciation charge (Note 20)	(143)	(30)	(173)
Translation differences	(15)	(4)	(19)
As of March 31, 2026	1,613	497	2,110
Cost	3,225	833	4,058
Accumulated depreciation	(1,612)	(336)	(1,948)
Net book amount as of March 31, 2026	1,613	497	2,110

Net book amount as of January 1, 2025	1,319	514	1,833
Additions	227	84	311
Depreciation charge (Note 20)	(102)	(24)	(126)
Translation differences	34	11	45
As of March 31, 2025	1,478	585	2,063
Cost	2,499	809	3,308
Accumulated depreciation	(1,021)	(224)	(1,245)
Net book amount as of March 31, 2025	1,478	585	2,063
For the three months ended March 31, 2026 and 2025, cash paid for the acquisition of property and equipment was $86 and $311, respectively.

The following is the reconciliation of depreciation expense:

	Three Months Ended March 31,
	2026	2025
Depreciation expensed to general and administrative expenses (Note 20)	173	126

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2026	4,207	4,787
Amortization of right-of-use assets (Note 20)	(365)	—
Interest expense	—	81
Payments	—	(441)
Translation differences	(16)	(25)
As of March 31, 2026	3,826	4,402

As of January 1, 2025	4,632	5,032
Amortization of right-of-use assets (Note 20)	(271)	—
Interest expense	—	74
Payments	—	(287)
Translation differences	60	68
As of March 31, 2025	4,421	4,887

The entire balance of the right-of-use assets as of March 31, 2026 and 2025 is related to the lease of office premises.

As of March 31, 2026, the Group’s lease liabilities amounted to $4,402, comprising of $1,133 due within one year and $3,269 due after more than one year (December 31, 2025: $4,787, comprising of $1,205 due within one year and $3,582 due after more than one year).

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	ACQUIRED TECHNOLOGY AND SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	DEVELOPMENT COSTS	TOTAL
Net book amount as of January 1, 2026	115,888	23,143	73,020	26,534	—	7,096	245,681
Additions	—	—	—	—	—	1,354	1,354
Amortization charge	(214)	(917)	—	(1,456)	—	(691)	(3,278)
Translation differences	(2,176)	(8)	—	1	—	(130)	(2,313)
Net book amount as of March 31, 2026	113,498	22,218	73,020	25,079	—	7,629	241,444
Cost	121,839	26,589	73,020	38,712	3,848	13,234	277,242
Accumulated amortization	(8,341)	(4,371)	—	(13,633)	(3,848)	(5,605)	(35,798)
Net book amount as of March 31, 2026	113,498	22,218	73,020	25,079	—	7,629	241,444

Net book amount as of January 1, 2025	108,486	414	10,800	6,573	—	4,538	130,811
Additions	—	—	—	—	—	845	845
Business combinations (Note 5)	8,237	23,956	57,220	26,159	—	—	115,572
Amortization charge	(211)	(823)	—	(1,977)	—	(368)	(3,379)
Translation differences	4,033	19	(17)	65	—	194	4,294
Net book amount as of March 31, 2025	120,545	23,566	68,003	30,820	—	5,209	248,143
Cost	127,641	24,418	68,003	38,363	3,812	8,300	270,537
Accumulated amortization	(7,096)	(852)	—	(7,543)	(3,812)	(3,091)	(22,394)
Net book amount as of March 31, 2025	120,545	23,566	68,003	30,820	—	5,209	248,143
Additions during the three months ended March 31, 2025 include the assets from the OddsJam Acquisition, which are categorized among domain names and related websites, customer contracts and customer bases, goodwill, and acquired technology (additional information regarding the acquisition of intangible assets is disclosed in Note 5).

As of March 31, 2026 and December 31, 2025, domain names, mobile apps and related websites balance included fully amortized mobile apps with gross carrying amount of $7,139 and $7,298, respectively.

For the three months ended March 31, 2026 and 2025, cash paid for intangible assets, other than those acquired in business combinations, and capitalized software developments was $1,313 and $827, respectively.

The following table distinguishes finite and indefinite intangible assets as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026	As of December 31, 2025
Net book value of assets with finite useful lives
Customer contracts and customer bases	25,079	26,534
Acquired technology and software	22,218	23,143
Domain names, mobile apps and related websites	7,175	7,380
Development costs	7,629	7,096
Total net book value of assets with finite useful lives	62,101	64,153
Net book value of assets with indefinite useful lives
Domain names and related websites	106,323	108,508
Goodwill	73,020	73,020
Total net book value of assets with indefinite useful lives	179,343	181,528
Total net book value of intangible assets	241,444	245,681
Remaining useful lives of significant assets with finite useful lives
As of March 31, 2026 and December 31, 2025, the remaining useful lives of significant assets with finite lives are as follows:

	Net book value		Remaining useful life (in years)
	As of March 31, 2026	As of December 31, 2025	As of March 31, 2026	As of December 31, 2025
OddsJam - customer bases	21,113	22,110	4 to 7 years	4 to 7 years
RotoWire - customer bases	3,966	4,050	12 years	12 years
OddsJam - acquired technology and software	19,501	20,301	4 to 7 years	4 to 7 years
Spotlight.Vegas - acquired technology	2,383	2,476	6 years	6 years
OddsJam - domain names and related websites	7,175	7,380	9 years	9 years
Development costs	7,629	7,096	Up to 5 years	Up to 5 years
Total significant intangible assets	61,767	63,413

9. TRADE AND OTHER RECEIVABLES

	As of March 31, 2026	As of December 31, 2025
Current
Trade receivables, net	22,862	21,109
Accrued revenue	442	584
Other receivables	671	477
Indemnification asset (1)	792	792
Deposits	547	571
Prepayments	3,090	2,954
Total	28,404	26,487
(1) Represents the right to receive reimbursement from an escrow account established in connection with the OddsJam Acquisition (see Note 5).

	As of March 31, 2026	As of December 31, 2025
Trade receivables, gross	24,635	22,925
Credit loss allowance	(1,773)	(1,816)
Trade receivables, net	22,862	21,109

Trade receivables are unsecured and subject to settlement of up to 45 days. Details on movements in the allowance are disclosed within Note 4.

10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of March 31, 2026	As of December 31, 2025
Cash at bank	8,412	15,814
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL
Total authorized shares of the Company are unlimited and have no par value. The following table outlines ordinary share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2026	35,097,190
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	148,984
As of March 31, 2026	35,246,174

As of January 1, 2025	34,762,899
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	95,220
Issue of ordinary shares in exchange of share options exercised (Note 14)	36,857
Issue of ordinary shares as a payment of consideration for OddsJam Acquisition (Note 5)	708,178
As of March 31, 2025	35,603,154

Share repurchase program
In May 2022, a repurchase program of up to 30.0 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares, for a total authorization of $50,000 since inception. As of March 31, 2026, $14,424 remained available under the repurchase program.

During the three months ended March 31, 2026 and 2025, the Company did not repurchase any shares.

Since the commencement of the share repurchase program 3,960,663 ordinary shares were purchased at an average price of $8.98 for a total cost of $35,576.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

Employee Share Purchase Plan

The Group offers an Employee Share Purchase Plan (“ESPP”) that allows eligible employees to purchase ordinary shares of the Group at a 15% discount on the lesser of the fair market value on the first or last trading day of the applicable offering period. Offering periods begin on the first trading day on or after April 15 and October 15 of each year and end on the first trading day on or prior to October 14 and April 14, respectively. Shares are purchased on the last trading day of each offering period.

Employees may purchase shares having a value not exceeding 50% of their compensation during the applicable offering period. Participation is subject to a limitation that employees may not own 5% or more of the total voting power or value of the Group’s ordinary shares.

During the three months ended March 31, 2026 and 2025 no ordinary shares were purchased under the ESPP.

12. CAPITAL RESERVE

	Three Months Ended March 31,
	2026	2025
As of January 1	90,763	78,037
Share options exercised (Notes 11, 13, 14)	—	302
Issue of ordinary shares as a payment of consideration for OddsJam acquisition (Note 5)	—	9,971
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	1,830	837
Share options expired (Notes 13, 14)	96	13
As of March 31	92,689	89,160

The Statement of Cash Flows for the three months ended March 31, 2025 includes an amount of $384 relating to proceeds for share options that were exercised during the year ended December 31, 2024.

13. SHARE-BASED COMPENSATION RESERVE

As at March 31, 2026 and December 31, 2025, the Company had the following share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (as defined below) and Founders’ Awards (as defined below) outstanding:

	March 31, 2026	December 31, 2025
Share options	1,113,537	1,137,079
RSUs	1,940,592	927,840
Total grants outstanding under Amended and Restated 2020 Stock Incentive Plan	3,054,129	2,064,919
Founder Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	7,110,899	6,121,689

Changes in the share-based compensation reserve are as follows:

	OPTIONS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2026	6,121,689	15,450
Share options expense	—	307
Share options forfeited	(2,292)	(7)
Share options expired	(21,250)	(96)
Restricted Share Units expense	—	1,009
Restricted Share Units granted	1,203,791	431
Restricted Share Units vested	(148,984)	(1,830)
Restricted Share Units forfeited	(42,055)	(133)
As of March 31, 2026	7,110,899	15,131

As at January 1, 2025	5,834,519	10,624
Share options expense	—	432
Share options exercised (Note 14)	(36,857)	(98)
Share options expired	(2,500)	(13)
Restricted Share Units expense	—	422
Restricted Share Units granted	284,244	590
Restricted Share Units vested	(95,220)	(837)
Restricted Share Units forfeited	(3,527)	(14)
As of March 31, 2025	5,980,659	11,106

14. SHARE-BASED PAYMENTS

On October 22, 2020, at an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”). Under the 2020 Stock Incentive Plan, which was amended and restated on May 18, 2022, and further amended on March 4, 2026 (the “Amended and Restated 2020 Stock Incentive Plan” or the “Plan”), employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other stock-based awards.

Under the Amended and Restated 2020 Stock Incentive Plan, the maximum aggregate number of shares that may be granted was increased from 1,500,000 to 3,500,000 shares. Starting on January 1, 2027, the annual increase in shares reserved for issuance under the Plan will increase from 2% to 4% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum number of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares available for grant under the Plan.

Share Options

Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.

In July 2021, in connection with the Company’s initial public offering, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided into twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years after the exercise date. Each tranche was valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding period restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of March 31, 2026, the performance conditions were not achieved for any of the tranches.

The number of share options outstanding under the Amended and Restated 2020 Stock Incentive Plan and the Founders’ Awards as of March 31, 2026 and 2025 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2026	5,193,849	8.37
Expired	(21,250)	9.58
Forfeited	(2,292)	9.32
Awards outstanding as of March 31, 2026	5,170,307	8.37
Awards exercisable as of March 31, 2026	1,037,689	9.65

Awards outstanding as of January 1, 2025	5,222,688	8.32
Exercised	(36,857)	5.43
Expired	(2,500)	12.69
Awards outstanding as of March 31, 2025	5,183,331	8.34
Awards exercisable as of March 31, 2025	832,265	9.44

As of March 31, 2026 and 2025, the weighted average remaining contractual life for options outstanding was 4.87 years and 5.85 years, respectively. The range of exercise prices for options issued as share-based payments was $3.52 to $14.71 per share as of each of March 31, 2026 and 2025.

Restricted Share Units

During the three months ended March 31, 2026 and 2025, the Company’s board of directors approved the issuance of 1,203,791 and 284,244 RSUs to employees, respectively. None of these RSUs were issued to key management or executive directors. All RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment, except for 22,171 units granted in March 2026, of which 25% vested on the grant date and the remainder became non-forfeitable over three years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the three months ended March 31, 2026 and 2025, is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2026	927,840	11.28
Granted	1,203,791	4.24
Vested	(148,984)	11.04
Forfeited	(42,055)	7.73
Outstanding as of March 31, 2026	1,940,592	7.01

Outstanding as of January 1, 2025	611,831	9.42
Granted	284,244	14.49
Vested	(95,220)	9.26
Forfeited	(3,527)	10.73
Outstanding as of March 31, 2025	797,328	9.58

Share-based Payment Expense

	Three Months Ended March 31,
	2026	2025
Share options expense	300	432
RSU expense	1,263	977
Share-based payment expense	1,563	1,409

	As of March 31,
	2026	2025
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	113	711
Founders Awards	1,906	2,701
RSUs	8,677	6,332

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	0.51	1.08
Founders Awards	2.09	3.00
RSUs	2.02	1.89

Share-based Compensation Reserve
Share-based payment reserve is included within the share-based compensation reserve (see Note 13).

15. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25,000 term loan and a $25,000 revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100,000 to $165,000, consisting of a revolving credit facility of $90,000 (the “Revolving Credit Facility”) and a term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000.

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and
Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20,000 if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of March 31, 2026, the Company has borrowed the full amount of the Term Loan of $75,000, and $57,500 under the Revolving Credit Facility, such that $32,500 was available under the Revolving Credit Facility. During the three months ended March 31, 2026, the Company repaid $2,813 of the Term Loan, bringing cumulative repayments since inception to $11,250 and resulting in an outstanding nominal amount of $63,750 as of March 31, 2026. The Company had principal borrowings of $121,250 outstanding as of March 31, 2026 under the Wells Fargo Credit Facility.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15,000. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of March 31, 2026, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

Below is the movement of the Company’s borrowings during the three months ended March 31, 2026 and 2025:

	As of March 31,
	2026	2025
As at January 1	118,636	22,931
Proceeds from borrowings	—	94,500
Repayment of principal	(2,813)	(23,381)
Issuance costs related to borrowings	—	(5,656)
Interest expense on borrowings(1) (Note 21)	2,755	2,004
Interest payment attributable to third party borrowings	(2,098)	(1,730)
Translation differences	24	(152)
As of March 31(2)	116,504	88,516
(1) Interest expense on borrowings is gross of the net interest income from the settlements of the derivative financial instrument used to hedge liabilities of $287 for the three months ended March 31, 2026 (2025: nil).
(2) As of March 31, 2026, borrowings of $61,249 and $55,255 relate to the Term Loan and Revolving Credit Facility, respectively. As of March 31, 2025, borrowings of $71,836 and $16,680 relate to the Term Loan and Revolving Credit Facility, respectively.

16. DEFERRED CONSIDERATION

OddsJam Deferred Consideration

Following the reclassification of the OddsJam contingent consideration on December 19, 2025, as described in Note 5, the total deferred consideration balance as of December 31, 2025 was $39,853, out of which $34,929 is the non-current portion due for payment on April 1, 2027 and $4,924 is the current portion with $3,852 due for payment in January 2026 and the remaining balance of $1,072 in November 2026.

In January 2026, the Group settled the final portion of the 2025 performance amount of $3,852 in cash to the sellers of OddsJam. The payment was reflected in the Statement of Cash Flows partly within investing activities, being the original estimate of the fair value of $1,679, and partly within the operating activities, being the portion related to the fair value movement after the acquisition of $2,173.

During the three months ended March 31, 2026, unwinding costs on the deferred consideration payable in connection with the OddsJam Acquisition amounted to $683, out of which $663 pertains to the non-current portion and $20 is the current portion. As of March 31, 2026, this resulted in total deferred consideration balance of $36,684, comprising a current portion of $1,092 due for payment in November 2026 and a non-current portion of $35,592 due on April 1, 2027. The Group expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027.

The Company has the option, but not the obligation, to settle up to 70% of the amount due in ordinary shares. See Note 5 for full discussion on the OddsJam Acquisition.

RotoWire Deferred Consideration

In March 2025, the Group settled the final deferred payment of $300 in cash to the former shareholders of RotoWire. This concludes all outstanding obligations in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”). The payment is reported within investing activities in the Interim Condensed Consolidated Statements of Cash Flows.

17. TRADE AND OTHER PAYABLES

	As of March 31, 2026	As of December 31, 2025
Non-current
Accrued bonuses related to acquisition (Note 5)	1,421	1,120

Current
Trade payables(1)	2,936	3,015
Accruals(2)	5,579	8,573
Indirect taxes	1,715	1,658
Other payables(3)	485	231
Total	10,715	13,477
(1) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(2) Included in accruals is $4,942 (2025: $6,778) which satisfy the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation, which is comprised of accrued partnership costs, accrued bonuses related to acquisition and other unbilled operational expenses.
(3) Included in other payables are $263 (2025: $109) which satisfy the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation.

18. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at March 31, 2026 and December 31, 2025, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of March 31, 2026	As of December 31, 2025
Deferred tax asset	4,751	4,906
Deferred tax liability	(7,114)	(6,222)
Deferred tax liability, net	(2,363)	(1,316)

The change in the deferred tax income account is as follows:

As of March 31, 2026
Deferred tax, net at the beginning of the period	(1,316)
Credited/(charged) to the profit or loss (Note 23)	(935)
Translation differences	(112)
Deferred tax, net at the end of the period	(2,363)
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of March 31, 2026	As of December 31, 2025
Intangible assets - deferred tax assets	3,260	2,406
Intangible assets - deferred tax liability	(12,676)	(13,159)
Trading losses and other allowances	7,053	9,437
Net deferred tax liabilities	(2,363)	(1,316)

At March 31, 2026, the Group had unutilized trading losses and other allowances of $56,086 out of which $13,493 were not recognized based on management’s performance projections for 2026 - 2030, and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $6,640.

At March 31, 2026, the Group had net unutilized capital allowances of $26,080 related to intangible assets, of which all were recognized based on management’s performance projections for 2026 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $3,260.

At March 31, 2026 and December 31, 2025, the Group had a deferred tax asset of $413 and $398, respectively, related to expected future tax refunds.

At March 31, 2026, deferred tax liability amounted to $12,676, and related to intangible assets acquired as a part of the OddsJam Acquisition ($9,832), the RotoWire acquisition ($2,828) and the Spotlight.Vegas Acquisition ($16). At December 31, 2025, deferred tax liability amounted to $13,159, relating to intangible assets acquired as part of the OddsJam Acquisition ($10,253) and the RotoWire acquisition ($2,906).

At December 31, 2025, the Group had unutilized trading losses and other allowances of $68,810, of which $9,884 were not recognized based on management’s performance projections for 2026 – 2030 and the related ability to utilize the tax losses resulting in recognition of a deferred tax asset of $9,039.

At December 31, 2025, the Group had unutilized capital allowances of $21,659 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2026 – 2030 and related ability to utilize capital allowance resulting in recognition of a deferred tax asset of $2,406.

During the year ended December 31, 2025, a net deferred tax liability of $13,475 was recognized as part of the business combination accounting for the OddsJam Acquisition (Note 5). This primarily related to a deferred tax liability on intangible assets of $14,845 partly offset by a deferred tax asset on losses and other deductible temporary differences $1,370.

19. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.
Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended March 31,
	2026	2025
Marketing	29,206	30,736
Data	11,234	9,899
Total revenues	40,440	40,635

The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,
	2026	2025
North America	26,524	20,979
U.K. and Ireland	7,777	11,085
Other Europe	4,337	5,935
Rest of the world	1,802	2,636
Total revenues	40,440	40,635

The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,
	2026	2025
Performance marketing	25,469	25,731
Subscription	11,234	9,899
Advertising & other	3,737	5,005
Total revenues	40,440	40,635

During the three months ended March 31, 2026, performance marketing revenue was generated by the following categories: cost per acquisition 39%, revenue share 22%, hybrid 34% and ticketing 5%, compared to 39%, 24%, 37% and nil, respectively, during the three months ended March 31, 2025.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,
	2026	2025
Casino	21,557	24,576
Sports	16,630	15,384
Other	2,253	675
Total revenues	40,440	40,635

Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of March 31, 2026	As of December 31, 2025
Contract assets	442	584
Contract liabilities	(5,875)	(5,100)
The contract assets primarily relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. Contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com and OddsJam.com websites, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.

The following table shows how much of the revenue recognized in the three months ended March 31, relates to brought forward contract liabilities:

	Three Months Ended March 31
	2026	2025
Subscription	3,166	1,122

Customers
For the three months ended March 31, 2026, our top ten customers accounted for 25% of our revenue and no single customer generated at least 10% of the Group’s total revenue for the period. For the three months ended

March 31, 2025, our top ten customers accounted for 24% of our revenue and no single customer generated at least 10% of the Group’s total revenue for the period.

20. OPERATING EXPENSES
Sales and marketing expenses

	Three Months Ended March 31,
	2026	2025
People costs	8,631	8,333
Employees' bonuses related to acquisition (Note 5)	161	—
External marketing expenses	3,697	2,528
External content	901	732
Amortization of acquired intangible assets	1,695	2,210
Share-based payment expense	323	397
Software and subscriptions	384	343
Hosting and website content	85	135
Other	313	485
Total sales and marketing expenses	16,190	15,163
Presentation of ‘Other’ sales and marketing expenses for the comparative period was adjusted to consistently reflect more disaggregated classification in the current period. It resulted in a reclassification from ‘Other’ to ‘Hosting and website content’ by $135 for the three months ended March 31, 2025.

Technology expenses

	Three Months Ended March 31,
	2026	2025
People costs	3,137	2,963
Employees' bonuses related to acquisition (Note 5)	119	—
Amortization of development costs	691	368
Amortization of acquired technology and software	892	801
Software and subscriptions	1,038	658
Share-based payment expense	112	36
Hosting costs	312	133
Consultancy fees	259	144
Other	98	90
Total technology expenses	6,658	5,193
Presentation of ‘Other’ and ‘Amortization of intangible assets’ technology expenses for the comparative period were adjusted to consistently reflect more disaggregated classification in the current period. It resulted in a reclassification from ‘Other’ to ‘Hosting costs’ by $133, from ‘Other’ to ‘Consultancy fees’ by $144, from ‘Amortization of intangible assets’ to ‘Amortization of development costs’ by $368, and from ‘Amortization of intangible assets’ to ‘Amortization of acquired technology and software’ by $801 for the three months ended March 31, 2025.

General and administrative expenses

	Three Months Ended March 31,
	2026	2025
People costs	3,737	3,408
Share-based payment and related expenses	1,128	976
Legal and consultancy fees	1,304	1,488
Acquisition related costs	—	325
Insurance	191	109
Amortization of right-of-use assets	365	271
Depreciation of property and equipment	173	126
Software and subscriptions	557	369
Other non-recurring costs	76	—
Other	625	603
Total general and administrative expenses	8,156	7,675

21. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended March 31,
	2026	2025
Foreign exchange gain	424	3,858
Interest income	14	36
Total finance income	438	3,894

Finance expense consists of the following:
Foreign exchange loss	223	90
Unwinding of deferred consideration	683	684
Interest expense on lease liabilities	81	74
Interest expense on borrowings(1)	2,468	2,004
Cash flow hedge - ineffective portion of changes in fair value (Note 4)	30	—
Other finance results(2)	167	122
Total finance expenses	3,652	2,974
Net finance (expense) income	(3,214)	920
(1) Interest expense on borrowings is partially offset by the net interest income of $287 from the settlements of the derivative financial instrument used to hedge liabilities for the three months ended March 31, 2026.
(2) Included within Other finance results are amounts of $134 and $122 relating to bank fees that were fully settled in cash during the periods ended March 31, 2026 and March 31, 2025, respectively.

Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the three months ended March 31, 2026, the foreign exchange gain included $1,704, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge (Note 3).

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended March 31, 2026. The Group expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the three months ended March 31, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

22. BASIC AND DILUTED (LOSS) INCOME PER SHARE
Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended March 31,
	2026	2025
Net (loss) income for the period attributable to shareholders	(1,175)	11,236
Weighted-average number of ordinary shares, basic	35,225,096	35,572,365
Net (loss) income per share attributable to shareholders, basic	(0.03)	0.32

Net (loss) income for the period attributable to shareholders	(1,175)	11,236
Weighted-average number of ordinary shares, diluted	35,225,096	36,219,725
Net (loss) income per share attributable to shareholders, diluted	(0.03)	0.31
The calculation of diluted (loss) income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended March 31,
	2026	2025
Weighted-average number of ordinary shares (basic)	35,225,096	35,572,365
Effect of share options	—	325,280
Unvested ordinary shares	—	322,080
Weighted-average number of ordinary shares (diluted)	35,225,096	36,219,725

Options and RSUs to purchase or acquire 7,110,899 and 5,980,659 ordinary shares were outstanding at March 31, 2026 and 2025, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended March 31, 2026, (i) 5,076,893 options (March 31, 2025: 4,116,770), (ii) 7,022,624 contingently issuable ordinary shares (March 31, 2025: nil) and (iii) 154,726 RSUs (March 31, 2025: 284,244) were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For disclosures regarding the number of outstanding shares, see Note 11.

23. INCOME TAX CHARGE (CREDIT)

	Three Months Ended March 31,
	2026	2025
Current tax expense	292	6,466
Deferred tax charge (credit) (Note 18)	935	(6,753)
	1,227	(287)
For the three months ended March 31, 2026 and 2025, the expected weighted average tax rate of the Group amounted to 2360% and (3)% , respectively, as follows:

	Three Months Ended March 31,
	2026	2025
Income before tax	52	10,949
Expected tax expense(1)	181	1,398
Tax effects of:
Disallowed expenses(2)	211	(46)
Movement in unrecognized temporary differences	349	(1,585)
Out of period correction (3)	507	—
Other	(21)	(54)
	1,227	(287)
(1) Expected tax expense is computed based on actual statutory tax rates as applicable to the Group’s companies in the respective jurisdictions.
(2) Disallowable expenses for the period ended March 31, 2026 amounted to $211, which represent permanent differences.
(3) Out of period correction amounted to $507, which mainly relates to deferred taxes for the year ended December 31, 2025.
During the three months ended March 31, 2026, the Group paid net tax of $1,640 (March 31, 2025: paid net tax of $2,469).

At March 31, 2026, current tax asset amounted to $1,347 (December 31, 2025: nil) and was related to advance payments of state income tax in the United States ($737) and general corporate tax in Ireland ($610), and income tax payable amounted to $331 (December 31, 2025: $320) which related to tax liabilities arising in other jurisdictions.

Amounts recognized in Other Comprehensive income

	Three Months Ended March 31, 2026
	Before tax	Tax (expense) benefit	Net of tax
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedge - effective portion of changes in fair value	1,707	(213)	1,494
Cash flow hedges - reclassified to profit or loss	(1,704)	213	(1,491)
	3	—	3

24. RELATED PARTY TRANSACTIONS

Related parties are composed of the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended March 31,
	2026	2025
Remuneration to key management and executive directors	1,335	1,428
Non-executive directors’ fees	125	128
	1,460	1,556

The emoluments paid to the Directors (executive and non-executive) during the three months ended March 31, 2026 and 2025 amounted to $1,108 and $1,106, respectively.
The following transactions were incurred with related parties:

	Three Months Ended March 31,
	2026	2025
Remuneration expense	708	906
Share-based payments	752	650
	1,460	1,556
As at March 31, 2026 and December 31, 2025, the balance outstanding to key management and non-executive directors was nil and $17, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.
As at March 31, 2026 and December 31, 2025, the following share options, RSUs and restricted shares were held by related parties:

	As of March 31, 2026	As of December 31, 2025
Share options	4,700,108	4,700,108
RSUs	361,792	365,356
Restricted shares	44,086	44,086

25. COMMITMENTS AND CONTINGENCIES

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc., (which was acquired on January 1, 2025, as previously discussed) alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. On or about August 29, 2025, Swish filed a First Amended Complaint to, among other things, add an allegation of intentional interference. Swish is seeking injunctive relief, restitution and monetary damages. Discovery is ongoing. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations.

26. EVENTS AFTER THE REPORTING PERIOD

Revolving Credit Facility Drawdown

On April 29, 2026, the Company borrowed $8,000 under the revolving credit facility to settle deferred consideration related to the OddsJam Acquisition.

Early Settlement of a Portion of the OddsJam Acquisition Deferred Consideration Payment

On April 30, 2026, the Company settled in cash a portion of the deferred consideration in the amount of $9,403 owed to the OH Shareholders prior to its due date.

Proposed Restructure

In May 2026, the Group initiated a restructure with an expected reduction in workforce to streamline operations, reduce costs and improve operating efficiencies, impacting approximately 25% of the Group’s workforce. The Group expects to incur costs consisting primarily of termination benefit payments and third party advisory costs. As at the date of this Report, the Group is still in the process of assessing the full financial impact of the reduction in force, including the estimated total restructuring costs, any related facility closures or lease modifications, and the expected timing of associated cash outflows.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a fast-growing technology company providing marketing and sports data services for the gambling industry.

Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

We have a workforce of more than 570 employees and primarily operates from our offices in Ireland and the United States. Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

Marketing

Utilizing our proprietary platform of marketing technologies, portfolio of premier branded websites, and partnerships we help enterprises including casinos and sports betting operators target high intent audiences and acquire new customers. Our websites, including Gambling.com, Bookies.com, Casinos.com and over 50 local websites, target different user interests and markets for the gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available services. We attract consumers to our websites and partnerships through online marketing efforts and targeted content and, through our platform of marketing technologies, refer them to regulated casino and sports betting operators. In this way, we provide marketing services to casinos and sports betting operators.

Within marketing, we primarily generate revenue through performance marketing by referring consumers from one of our websites or partner websites to casinos and sports betting operators. When these referred consumers are converted by the casino or sports betting operator into actual paying customers, by registering a new online gambling account and making a deposit into that account or purchasing event tickets at a casino, this consumer becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the casino or sports betting operator. Our performance marketing agreements are primarily based on a Revenue Share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as Hybrid. We also generate advertising and other revenue from arrangements not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our marketing revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our enterprise customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our enterprise customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferred model. The operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have predictive analytics systems which estimate the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Consumers generally locate our content via search engine referrals to our websites or through partnerships, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites and attracting and maintaining effective partnerships with third parties. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites and partner websites through the efficient use of our technology platforms.

Data

We utilize our proprietary sports data platform and our OddsJam.com, OpticOdds.com and RotoWire.com brands and websites to power enterprises and assist consumers to succeed in sports betting and fantasy sports. We monetize our brands and websites through enterprise and consumer subscriptions services for real time sports data analytics and premium fantasy sports content, while also integrating our data to power content for our marketing business.

Our data services provide us with complementary recurring subscription revenue independent of our marketing business. Our next-generation data platform ingests real-time sports data at scale from the public internet, forming the backbone of our premium data feed for enterprise and consumer customers.

Sports betting operators, prediction markets and market makers and media companies subscribe to monthly and annual packages for OpticOdds and RotoWire to access sports betting data, odds APIs, trading services, sports stats and content syndication, with OpticOdds providing a cutting-edge sports betting intelligence platform delivering real-time pricing and market insights.

Consumers subscribe to monthly and annual packages from OddsJam and RotoWire to access odds comparisons, sports betting tools, and fantasy sports news, tools, and insights, with OddsJam providing real-time odds information to empower sports bettors to make data-driven bets.

Recent Developments

Proposed Restructure

n May 2026, the Group initiated a restructure with an expected reduction in workforce to streamline operations, reduce costs and improve operating efficiencies, impacting approximately 25% of the Group’s workforce. The Group expects to incur costs consisting primarily of termination benefit payments and third party advisory costs. As at the date of this Report, the Group is still in the process of assessing the full financial impact of the reduction in force, including the estimated total restructuring costs, any related facility closures or lease modifications, and the expected timing of associated cash outflows.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Results of Operations
The following discussion summarizes our unaudited results of operations for our one reportable segment for the three months ended March 31, 2026 and 2025. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Revenue	40,440	40,635	—%	(11)%
Cost of sales	(6,088)	(2,246)	171%	142%
Gross profit	34,352	38,389	(11)%	(20)%
Sales and marketing expenses	(16,190)	(15,163)	7%	(5)%
Technology expenses	(6,658)	(5,193)	28%	15%
General and administrative expenses	(8,156)	(7,675)	6%	(5)%
Movements in credit losses allowance and write-offs	(82)	(329)	(75)%	(78)%
Operating profit	3,266	10,029	(67)%	(71)%
Finance income	438	3,894	(89)%	(90)%
Finance expenses	(3,652)	(2,974)	23%	10%
Income before tax	52	10,949	(100)%	(100)%
Income tax (charge) credit	(1,227)	287	(528)%	(482)%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Other comprehensive (loss) income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	(1,243)	1,409	(188)%	(179)%
Cash flow hedge - effective portion of changes in fair value	1,707	—	100%	100%
Cash flow hedges - reclassified to profit or loss	(1,704)	—	100%	100%
Other comprehensive (loss) income for the period, net of tax	(1,240)	1,409	(188)%	(179)%
Total comprehensive (loss) income for the period attributable to the shareholders	(2,415)	12,645	(119)%	(117)%

Revenue
We generate revenue from marketing and data services.

Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.
Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Total revenue remained stable for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025 with a 13% growth in data revenue offsetting a 5% decline in marketing revenue. On a constant currency basis, revenue decreased by $5.0 million, or 11%, for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated.

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
Marketing	29,206	30,736	(5)%	72%	76%
Data	11,234	9,899	13%	28%	24%
Total revenues	40,440	40,635	—%	100%	100%

Revenue from Data services grew 13% during the three months ended March 31, 2026, compared to the three months ended March 31, 2025 driven by enterprise data services offsetting, a 5% decline in Marketing services driven by declines in revenue from organic search, primarily outside North America, and in casino products, partly offset by growth from sources other than organic search, primarily in North America, and in sports products.

Our revenue disaggregated by market based on the location of the end user is as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
North America	26,524	20,979	26%	66%	52%
U.K. and Ireland	7,777	11,085	(30)%	19%	27%
Other Europe	4,337	5,935	(27)%	11%	15%
Rest of the world	1,802	2,636	(32)%	4%	6%
Total revenues	40,440	40,635	—%	100%	100%

North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets, including Scandinavia, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.

Revenue changed across our geographical markets during the three months ended March 31, 2026, compared to the three months ended March 31, 2025 as follows: North America grew by 26% due to growth in both marketing and data revenue and the acquisition of Spotlight Vegas. U.K. and Ireland fell by 30%, Other Europe fell by 27% and Rest of the world fell by 32% for the three months ended March 31, 2026 compared to three months ended March 31, 2025 due to Google algorithmic updates that resulted in reduced visibility in organic search results for the marketing business, and regulatory headwinds in the U.K., where gaming duty is significantly increasing, and in Finland, where new regulations prohibit affiliate marketing.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
Performance marketing	25,469	25,731	(1)%	63%	64%
Subscription	11,234	9,899	13%	28%	24%
Advertising & other	3,737	5,005	(25)%	9%	12%
Total revenues	40,440	40,635	—%	100%	100%

Revenue from performance marketing consists of fees charged for the referral of players to operators and ticketing sales. Revenue from subscriptions consists of enterprise and consumer sports data subscription revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.

During the three months ended March 31, 2026, performance marketing revenue was generated by the following categories: cost per acquisition 39%, revenue share 22%, hybrid 34% and ticketing 5%, compared to 39%, 24%, 37% and nil, respectively, during the three months ended March 31, 2025.

The revenue change for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, was primarily due to growth in data subscriptions, offset by a decrease in advertising & other, mainly fixed fees revenues, due to the Google algorithmic updates that resulted in reduced visibility in organic search results for the marketing business.

Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
Casino	21,557	24,576	(12)%	53%	60%
Sports	16,630	15,384	8%	41%	38%
Other	2,253	675	234%	6%	2%
Total revenues	40,440	40,635	—%	100%	100%

Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting, prediction markets, and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo and other events.

The revenue change for the three months ended March 31, 2026, compared to the three months ended March 31, 2025 was primarily driven by a decline in Casino due to Google algorithmic updates that resulted in reduced search visibility, partially offset by Sports due to an increase in North America data revenue and an increase in Other as a result of the Spotlight.Vegas Acquisition in September 2025.

Cost of Sales

Cost of sales is comprised of fees to partners, and data and payments solution expenses related to subscription revenue. Cost of sales increased by $3.8 million, or 171%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025, primarily reflecting costs associated with the Company’s ongoing strategy to diversify traffic sources in the marketing business. In constant currency, cost of sales increased by $3.6 million, or 142%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Operating Expenses

Total operating expenses increased by $2.7 million, or 10%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025. This is primarily due to higher subscription cost from increased AI usage and higher external marketing expenses as a result of traffic diversification strategies. In constant currency, total operating expenses decreased by $0.6 million, or 2%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

A significant proportion of our operating expenses were denominated in EUR and USD. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:

Sales and Marketing Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
People costs	8,631	8,333	4%	21%	21%
Employees' bonuses related to acquisition	161	—	100%	—%	—%
External marketing expenses	3,697	2,528	46%	9%	6%
External content	901	732	23%	2%	2%
Amortization of acquired intangible assets	1,695	2,210	(23)%	4%	5%
Share-based payment expense	323	397	(19)%	1%	1%
Software and subscriptions	384	343	12%	1%	1%
Hosting and website content	85	135	(37)%	—%	—%
Other	313	485	(35)%	2%	1%
Total sales and marketing expenses	16,190	15,163	7%	40%	37%

People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to transaction bonuses associated with the OddsJam Acquisition. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting and website content includes operating and maintaining digital platforms. Other expenses include other external service providers.

Sales and marketing expenses grew by $1.0 million, or 7%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025 primarily driven by higher external marketing expenses as a result of traffic diversification strategies.
Presentation of ‘Other’ sales and marketing expenses for the comparative period was adjusted to consistently reflect more disaggregated classification in the current period. It resulted in a reclassification from ‘Other’ to ‘Hosting and website content’ by $0.1 million for the three months ended March 31, 2025.

Technology Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
People costs	3,137	2,963	6%	8%	7%
Employees' bonuses related to acquisition	119	—	100%	—%	—%
Amortization of development costs	691	368	88%	2%	1%
Amortization of acquired technology and software	892	801	11%	2%	2%
Software and subscriptions	1,038	658	58%	3%	2%
Share-based payment expense	112	36	211%	—%	—%
Hosting costs	312	133	135%	1%	—%
Consultancy fees	259	144	80%	—%	1%
Other	98	90	9%	—%	—%
Total technology expenses	6,658	5,193	28%	16%	13%
People costs include platform, web, and business intelligence technology functions. Employees’ bonuses related to acquisition relate to transaction bonuses associated with the OddsJam Acquisition. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting costs include expenses for servers and cloud services to operate and maintain online platforms. Consultancy fees are comprised of software support services. Other expenses include external service providers.

Technology expenses grew by $1.5 million, or 28%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025 primarily driven by higher subscription and hosting cost from increased AI usage.
Presentation of ‘Other’ and ‘Amortization of intangible assets’ technology expenses for the comparative period were adjusted to consistently reflect more disaggregated classification in the current period. It resulted in a reclassification from ‘Other’ to ‘Hosting costs’ by $0.1 million, from ‘Other’ to ‘Consultancy fees’ by $0.1 million, from ‘Amortization of intangible assets’ to ‘Amortization of development costs’ by $0.4 million, and from ‘Amortization of intangible assets’ to ‘Amortization of acquired technology and software’ by $0.8 million for the three months ended March 31, 2025.

General and Administrative Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
	(USD in thousands)
People costs	3,737	3,408	10%	9%	8%
Share-based payment and related expenses	1,128	976	16%	3%	2%
Legal and consultancy fees	1,304	1,488	(12)%	3%	4%
Acquisition related costs	—	325	(100)%	—%	1%
Insurance	191	109	75%	—%	—%
Amortization of right-of-use assets	365	271	35%	1%	1%
Depreciation of property and equipment	173	126	37%	—%	—%
Software and subscriptions	557	369	51%	1%	1%
Other non-recurring costs	76	—	100%	—%	—%
Other	625	603	4%	3%	2%
Total general and administrative expenses	8,156	7,675	6%	20%	19%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Acquisition related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short-term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other non-recurring costs refer to consultancy fees. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses grew by $0.5 million, or 6%, in the three months ended March 31, 2026 compared to the three months ended March 31, 2025 primarily driven by higher subscription costs from increased AI usage and higher insurance costs.

Finance Income and Finance Expense

	Three Months Ended March 31,
	2026	2025
	(USD in thousands)
Foreign exchange gain	424	3,858
Interest income	14	36
Total finance income	438	3,894

Finance expense consists of the following:
Foreign exchange loss	223	90
Unwinding of deferred consideration	683	684
Interest expense on lease liabilities	81	74
Interest expense on borrowings(1)	2,468	2,004
Cash flow hedge - ineffective portion of changes in fair value (Note 4)	30	—
Other finance results(2)	167	122
Total finance expenses	3,652	2,974
Net finance (expense) income	(3,214)	920
(1) Interest expense on borrowings is partially offset by the net interest income of $287 from the settlements of the derivative financial instrument used to hedge liabilities for the three months ended March 31, 2026.
(2) Included within Other finance results are amounts of $134 and $122 relating to bank fees that were fully settled in cash during the periods ended March 31, 2026 and March 31, 2025, respectively.

Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the three months ended March 31, 2026, the foreign exchange gain included $1.7 million, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended March 31, 2026. The Group expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the three months ended March 31, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

Interest expense on borrowings for the three months ended March 31, 2026 and March 31, 2025 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method. The interest expense recognized reflects the impact of the fixed rate Euro cash flows payable under the associated CCIRS, which synthetically swaps the original floating rate USD-denominated interest payments into fixed rate Euro-denominated obligations.

Taxation
We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $0.3 million and $6.5 million for the three months ended March 31, 2026 and 2025, respectively. Deferred tax included in the income tax charges amounted to a tax charge of $0.9 million and a tax credit of $6.8 million for the three months ended March 31, 2026 and 2025, respectively. Deferred taxes relate to the difference between the accounting and tax base of intangible assets and carried forward tax losses.
As of March 31, 2026 and December 31, 2025, we had cumulative carried forward tax losses and other deductible allowances of $56.1 million and $68.8 million, respectively. As of March 31, 2026 and December 31,

2025, we had unutilized capital allowances of $26.1 million and $21.7 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Net (loss) income margin	(3)%	28%
Net (loss) income per share attributable to shareholders, diluted	(0.03)	0.31	(110)%	(109)%
Adjusted net income for the period attributable to shareholders	3,757	16,490	(77)%	(80)%
Adjusted net income per share attributable to shareholders, diluted	0.09	0.46	(80)%	(82)%
Adjusted EBITDA	9,001	15,864	(43)%	(49)%
Adjusted EBITDA Margin	22%	39%
Cash flows generated by operating activities	914	8,092
Adjusted Free Cash Flow	3,880	10,277
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration for the three months ended March 31, 2026 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended March 31, 2026. The unwinding of deferred consideration for the three months ended March 31, 2025 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the periods specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
Revenue	40,440	40,635	—%	(11)%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Net (loss) income margin	(3)%	28%

Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Unwinding of deferred consideration(1)	683	684	—%	(11)%
Employees' bonuses related to acquisition(2)	280	—	100%	100%
Deferred revenue fair value adjustment(1)	—	325	(100)%	(100)%
Share-based payment and related expense(2)	1,563	1,409	11%	(1)%
Acquisition related costs(1)	—	325	(100)%	(100)%
Amortization expense related to acquired businesses and assets(2)	2,578	2,800	(8)%	(18)%
Other non-recurring costs (2)	76	—	100%	100%
Tax effect of the adjusting items (2)	(248)	(289)	(14)%	(23)%
Adjusted net income for the period attributable to shareholders	3,757	16,490	(77)%	(80)%
(1) There is no tax impact from unwinding of deferred consideration, deferred income fair value adjustment related to acquisition and acquisition related costs.
(2) Tax effect of adjusting items is computed based on costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period as disclosed in Note 23.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
Net (loss) income per share attributable to shareholders, basic	(0.03)	0.32	(109)%	(111)%
Effect of adjustments for unwinding of deferred consideration, basic	0.02	0.02	—%	—%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.01	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.00	0.01	(100)%	(100)%
Effect of adjustments for share-based payment and related expense, basic	0.04	0.04	—%	—%
Effect of adjustments for acquisition related costs, basic	0.00	0.01	(100)%	(100)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.07	0.08	(13)%	(11)%
Effect of other non-recurring costs, basic	0.00	0.00	100%	100%
Effect of tax adjustments, basic	0.00	(0.01)	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.11	0.46	(76)%	(79)%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.03)	0.31	(110)%	(109)%
Adjusted net income per share attributable to shareholders, diluted	0.09	0.46	(80)%	(82)%
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended March 31,
	2026	2025
Weighted-average number of ordinary shares (basic)	35,225,096	35,572,365
Effect of share options	24,087	325,280
Effect of contingently issuable ordinary shares related to business combinations	7,022,624	—
Unvested ordinary shares	154,726	322,080
Weighted-average number of ordinary shares (diluted)(1)	42,426,533	36,219,725
(1) The effect of share options and contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for the three months ended March 31, 2026.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,549	2,078	23%	10%
Interest income	(14)	(36)	(61)%	(65)%
Income tax charge (credit)	1,227	(287)	(528)%	(482)%
Depreciation expense	173	126	37%	23%
Amortization expense	3,643	3,650	—%	(11)%
EBITDA	6,403	16,767	(62)%	(66)%
Share-based payment and related expense	1,563	1,409	11%	(1)%
Deferred revenue fair value adjustment	—	325	(100)%	(100)%
Unwinding of deferred consideration	683	684	—%	(11)%
Foreign currency translation gains, net	(201)	(3,768)	(95)%	(95)%
Cash flow hedge - ineffective portion of changes in fair value	30	—	100%	100%
Other finance results	167	122	37%	23%
Acquisition related costs(1)	—	325	(100)%	(100)%
Employees' bonuses related to acquisition	280	—	100%	100%
Other non-recurring costs	76	—	100%	100%
Adjusted EBITDA	9,001	15,864	(43)%	(49)%
(1)The acquisition costs are related to completed and prospective business combinations of the Group.

Adjusted EBITDA decreased by 43% to $9.0 million for the three months ended March 31, 2026 compared to the three months ended March 31, 2025, which reflects the impact of higher cost of sales and operating expenses related to traffic diversification strategies in the marketing business. See the “Unaudited Results of Operations” section above for discussion. In constant currency, Adjusted EBITDA decreased by 49% for the three months ended March 31, 2026.

Below is the Adjusted EBITDA Margin calculation for the periods specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands, except margin)
Revenue	40,440	40,635	—%	(11)%
Adjusted EBITDA	9,001	15,864	(43)%	(49)%
Adjusted EBITDA Margin	22%	39%

Free Cash Flow and Adjusted Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions.
Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non-recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended March 31,		Change
	2026	2025 (Restated)	$	%
	(USD in thousands)
Cash flows generated by operating activities (1)	914	8,092	(7,178)	(89)%
Adjustment for items presented in operating activities:
Payment of deferred consideration in relation to business combination	2,173	—	2,173	100%
Adjustment for items presenting in investing activities:
Capital Expenditures
Acquisition of property and equipment	(86)	(311)	225	(72)%
Capitalization of development costs	(1,313)	(827)	(486)	59%
Free Cash Flow	1,688	6,954	(5,266)	(76)%
Payment of transaction bonus (2)	2,365	—	2,365	100%
Tax and other (receipts) payments in relation to acquisition (Note 5) (3)	(173)	3,323	(3,496)	(105)%
Adjusted Free Cash Flow	3,880	10,277	(6,397)	(62)%
(1) As of March 31, 2025, the Company incorrectly presented the tax payments as an investing cash flow as opposed to an operating cash flow. The effect of this error was an overstatement of operating cash flows of $3.3 million and an understatement of investing cash flows of $3.3 million for the three months ended March 31, 2025. As a result, free cash flow decreased by $3.3 million for the period ended 31 March 2025.
(2) Non- recurring transaction bonus paid in relation to the OddsJam acquisition. See our interim condensed consolidated financial statements and related notes for further information.
(3) The comparative amount for Tax and other (receipts) payments in relation to acquisition has been restated from nil to $3.3 million to conform to the financial statements for the year ended December 31, 2025. This restatement reflects one-time tax payments related to income and payroll effects of pre-acquisition distributions to the Sellers of OddsJam which were acquired as part of the business combination. During the three months ended March 31, 2026, $0.2 million of this amount was refunded in relation to overpaid corporate income tax of OddsJam for 2024.
.

Adjusted Free Cash Flow decreased by 62% to $3.9 million for the three months ended March 31, 2026 compared to the three months ended March 31, 2025, driven by lower operating cash flows resulting primarily from a decline in operating profit, and higher capitalization of development costs.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive (loss) income from EUR to

USD by translating financial data for the three months ended March 31, 2025 using the same foreign currency exchange rates that we used to translate financial data for the three months ended March 31, 2026.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three months ended March 31, 2026 with the three months ended March 31, 2025. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk – Transaction Exposure Sensitivity” for additional information.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form 20-F for the year ended December 31, 2025 for further risks associated with our business which could affect this KPI.

	Three Months Ended March 31,		Change
	2026	2025	%
	(in thousands)
New Depositing Customers	140	138	1%
NDCs remained stable for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•our ability to manage our continued expansion, including (i) in the United States, both into new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
•our ability to compete in our industry;
•our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
•our ability to adjust to changes in search engine algorithms and dynamics and the disruption to the prevailing paradigm within online searches caused by artificial intelligence;
•our ability to mitigate and address unanticipated performance problems on our websites or platforms;
•our ability to attract, retain, and maintain good relations with our customers;

•our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
•our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business and our expectations regarding various laws and restrictions that relate to our business;
•our ability to maintain, protect, and enhance our intellectual property;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
•our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
•our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
•our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
•our ability to successfully defend existing and future litigation brought against us;
•our expected savings and other benefits from our proposed restructure;
•our ability to manage the increased expenses associated and compliance demands with being a public company;
•our ability to maintain our foreign private issuer status; and
•our ability to effectively manage our growth and maintain our corporate culture.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of March 31, 2026 and December 31, 2025, our cash deposited with banks was $8.4 million and $15.8 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of March 31, 2026 and December 31, 2025, we had $32.5 million available under the Wells Fargo Amended and Restated Credit Agreement. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25.0 million term loan and a $25.0 million revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75.0 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100.0 million to $165.0 million, consisting of a revolving credit facility of $90.0 million (the “Revolving Credit Facility”) and a term loan of $75.0 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10.0 million to $50.0 million.

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and
Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20.0 million if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.005 and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15.0 million. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the

Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

As of March 31, 2026, the Company has borrowed the full amount of the Term Loan of $75.0 million, and $57.5 million under the Revolving Credit Facility, such that $32.5 million was available under the Revolving Credit Facility. During the three months ended March 31, 2026, the Company repaid $2.8 million of the Term Loan, bringing cumulative repayments since inception to $11.3 million and resulting in an outstanding nominal amount of $63.8 million as of March 31, 2026. The Company had principal borrowings of $121.3 million outstanding as of March 31, 2026 under the Wells Fargo Credit Facility.
Working Capital
Our working capital is mainly composed of cash and cash equivalents, trade and other receivables, trade and other payables, deferred income, current deferred consideration amount payable in relation to the OddsJam Acquisition, and the current portion of the Wells Fargo Amended and Restated Credit Facility. As of March 31, 2026, we had working capital of $9.0 million compared to working capital of $7.3 million as of December 31, 2025. The change in working capital is primarily due to reduction in current liabilities, partially offset by cash generated by operations. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.

Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,		Change
	2026	2025	2026 vs 2025
	(USD in thousands)
Cash flows generated by operating activities	914	8,092	(89)%
Cash flows used in investing activities	(3,064)	(65,034)	(95)%
Cash flows (used in) generated from financing activities	(5,105)	64,034	(108)%
Net movement in cash and cash equivalents	(7,255)	7,092	(202)%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities of $0.9 million for the three months ended March 31, 2026 were the result of net income before tax of $0.1 million, income tax paid of $1.6 million, settlement of deferred consideration of $2.2 million and payment of transaction bonus of $2.4 million, both in relation to the OddsJam Acquisition, working capital changes of $1.5 million, non-cash add backs related to depreciation and amortization of $3.8 million, net finance expense of $3.1 million, movements in credit loss allowance and write-off of $0.1 million and share-based payment expense of $1.6 million.

Cash flows generated by operating activities of $8.1 million for the three months ended March 31, 2025 were the result of net income before tax of $10.9 million, income tax paid of $2.5 million, working capital changes of $4.9 million, and non-cash add backs related to net finance income of $1.0 million, depreciation and amortization of $3.8 million, movements in credit loss allowance and write-off of $0.3 million and share-based payment expense of $1.4 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $3.1 million for the three months ended March 31, 2026 were the result of payment of deferred consideration in relation to the OddsJam Acquisition of $1.7 million, acquisition of property and equipment of $0.1 million and capitalized software development costs of $1.3 million. These were partially offset by interest received from bank deposits of $13.6 thousand.

Cash flows used in investing activities of $65.0 million for the three months ended March 31, 2025 were the result of the OddsJam Acquisition, net of cash acquired of $63.6 million, a payment of deferred consideration in relation to the RotoWire acquisition of $0.3 million, acquisition of property and equipment of $0.3 million and the capitalized software development costs of $0.8 million. These were partially offset by interest received from bank deposits of $36.4 thousand.

Cash Flows (Used in) Generated from Financing Activities

Cash flows used in financing activities of $5.1 million for the three months ended March 31, 2026 was the net result of the principal and interest proceeds from the derivative financial instruments used to hedge liabilities of $2.8 million and $1.0 million, respectively. These were partially netted off by principal and interest settlements of the derivative financial instruments used to hedge liabilities of $2.8 million and $0.8 million, respectively, repayment of borrowings of $2.8 million, interest paid on borrowings of $2.1 million, and rent payments, including principal and implied interest, for long-term leases of $0.4 million.

Cash flows generated from financing activities of $64.0 million for the three months ended March 31, 2025 was the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $94.5 million, exercised share options of $0.6 million, financial instruments issuance costs of $5.7 million, repayment of borrowings of $23.4 million, interest paid on borrowings of $1.7 million, and rent payments, including principal and implied interest, for long-term leases of $0.3 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and amounts reported in the interim consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2025.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the three months ended March 31, 2026 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.

We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. Management identified an increased foreign exchange risk created by the USD-denominated Term Loan in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of March 31, 2026 and December 31, 2025 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have seen increased volatility in foreign exchange rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2025 consolidated financial statements as it relates to our ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Effective April 17, 2025, we entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement to manage its exposure to interest rate and foreign exchange risks.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the three months ended March 31, 2026 and 2025. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase in Net income before tax:	USD	GBP
	(in thousands)
March 31, 2026	6,780	350
March 31, 2025	9,116	621
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk as of March 31, 2026 arises from non-current borrowings at variable rates. The CCIRS entered into with Wells Fargo, effective April 17, 2025, minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of March 31, 2026 (in thousands, USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Non-derivative financial instruments
Deferred consideration(1)	1,162	38,299	—	39,461
Contingent consideration(2)	—	—	149	149
Borrowings and interest(3)	19,435	116,814	—	136,249
Lease liability	1,394	1,324	2,309	5,027
Trade and other payables(4)	8,141	1,536	—	9,677
	30,132	157,973	2,458	190,563
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	14,107	55,248	—	69,355
Inflow	(15,014)	(55,224)	—	(70,238)
	(907)	24	—	(883)
(1) See Note 16 for settlement of the deferred consideration.
(2) See Note 5 for settlement of the contingent consideration.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued general expenses and other financial liabilities.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

The Group’s capital management objectives are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In May 2022, a repurchase program of up to 30.0 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares, for a total of $50.0 million since inception. As of March 31, 2026, $14.4 million was available under the repurchase program.

The timing and actual number of ordinary shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All ordinary shares purchased will be held in the Company’s treasury for possible future use.

No ordinary shares were repurchased during the three months ended March 31, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: May 14, 2026	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer